Exhibit (c)(7)
DRAFT Special Committee Financial Advisor Confidential Materials Prepared for: Regarding Project Hercules July 11, 2006 CONFIDENTIAL Strictly Confidential

Table of Contents Project Hercules Presentation to Special Committee Financial Advisor Introduction Comparison of Company Projections to Wall Street Future Stock Price Analysis Appendix

Introduction

1 Overview Hercules and its hospital management peers are operating in a challenging environment Volumes have been sluggish and inconsistent Increasing competition from physicians and other specialty providers Move to the outpatient setting continues to accelerate along with other medical advances Bad debt / uncompensated care issue remains a key area of focus for operators and investors alike Macro trends related to unemployment and the "working uninsured" Higher co-payments push a larger burden to the individual Growth in selected expense line items, such as labor and supplies, will continue to accelerate throughout the projection period At the same time, the reimbursement backdrop holds some uncertainty Concern about sustainability of recent robust managed care pricing increases (pricing cycle, impact of payor consolidation) Growth in CMS inpatient payments will likely be lower going forward Medicaid reimbursement likely flat Impact of upcoming elections Introduction These issues will likely create an operational headwind that will persist well into the intermediate-term

2 Introduction Macro Issues Impacting Industry - Volume/Bad Debt Same-Store Adjusted Admissions Growth (1) Hercules, like its peers, has been unable to overcome the industry's two key macro trends: sluggish / inconsistent volumes and increased bad debt / uninsured Bad Debt Expense/Uninsured Discounts - Urban Hospitals (1)(2) ____________________ (1) Urban average includes: THC, TRI and UHS. (2) Pro forma for uninsured discount adjustments in 2005 and Q1-06; per Hercules filings. '06-'09 Same-Store Adjusted Admissions Growth: 1.3%

3 Introduction Hospital Peer Analysis As Reported for the Year ended December 31, 2005 In a challenging operating environment, Hercules has performed well vs. its urban market peers ____________________ (1) Hercules, Triad and Tenet are adjusted for uninsured discount policy. (2) EBITDAR margin shown for UHS. (3) Statistics for acute care segment only. (4) Adjusted Debt (defined as total debt + 8*rent expense) / EBITDAR, shown for UHS. (5) SS Admissions growth shown, SS Adjusted Admissions growth was unavailable.

4 Introduction Revenue and EBITDA Growth Rates: 2000 to 2009 EBITDA CAGR '00-'05: 6.1% Revenue CAGR '00-'05: 8.0% EBITDA CAGR '06-'09: 2.9% Revenue CAGR '06-'09: 6.9% ____________________ Source: Hercules Management. Note: EBITDA figures are shown burdened with FAS123R expense where applicable. Includes Q1 and Q2 West Virginia / Clinch Valley contribution.

5 Introduction EBITDA Margins: 2000 to 2009 ____________________ Source: Hercules Management. Note: EBITDA figures are shown burdened with FAS123R expense where applicable. (1) 2005 is not adjusted for uninsured discount. EBITDA margin adjusted for uninsured discount would be 17.0%. (2) Includes Q1 and Q2 West Virginia / Clinch Valley contribution. (2) - Continued increase in bad debt expense - Labor cost inflation - Increase in supply costs Drivers of EBITDA Margin Compression (1)

6 Introduction EPS Growth Rates: 2000 to 2009 ____________________ Source: Hercules Management and Wall Street Consensus per First Call as of July 7, 2006. Note: EPS figures are shown burdened with FAS123R expense where applicable. Includes Q1 and Q2 West Virginia / Clinch Valley contribution. Open-Market Repurchase / Repeated Recapitalization executed at the end of 2006 and each subsequent year, with leverage increased to and maintained at 2.75x Debt/EBITDA and proceeds used for annual share repurchase program. (3) Wall Street Consensus represents the First Call Long Term Growth Rate in 2008 and 2009. (2) (1) Open Market Repurchase EPS CAGR '06-'09: 5.5% EPS CAGR '00-'05: 16.8% Status Quo EPS CAGR '06-'09: 2.3% Wall Street Consensus EPS CAGR '06-'09: 11.2% (3)

7 Introduction McKinsey Analysis: EBITDA Growth Potential ____________________ Source: McKinsey analysis; Hercules company data. (1) McKinsey EBITDA Growth Analysis for Hercules Board dated June 30, 2006. (2) Group/Corp model projections from June 29, 2006. (3) Represents Hercules EBITDA on a same facility basis per Hercules documents. Reported EBITDA CAGR is 4.5%. McKinsey analysis translates into an even more conservative outlook for Hercules CAGR Shown for Time Period Specified

8 McKinsey Analysis: Key EBITDA Drivers Introduction Volume Bad Debt / Uncompensated Care Supply Costs Labor Costs Pricing

9 Introduction Cash Flow Considerations Beyond Earnings Management's projections assume tax depreciation equal to book depreciation The Company made elections in 2002 - 2004 which accelerated tax depreciation Beginning in 2006, this trend will be reversed and tax depreciation will be lower than book depreciation Cash flow impact is estimated to be in the $90 million to $200 million range per year in 2006 - 2011, with a cumulative impact of over $800 million EPS estimates used for analysis in this presentation have not been updated to reflect the impact of the lower cash flows due to the book and tax depreciation discrepancy The Company has approximately $370 million in debt-like items that will need to be funded Obligations include accrued interest on outstanding debt, interest rate swap obligations, debt discount, unfunded U.S. pension and SERP obligations and unfunded UK pension obligations Approximately $285 million would need to be funded at close Management's projections assume 25% of JV income is retained by the JVs and available to the Company through cash management agreements Projections assume no interest paid on this borrowed money The accumulation of this obligation is effectively debt and is not reflected in the projections Several items not contemplated in management's projections will negatively impact cash flow generation over the next few years

10 Conclusions Hercules' growth has clearly decelerated with little sign of improvement over the near to intermediate-term Near-term Hercules estimates below Wall Street expectations McKinsey analysis estimates EBITDA growth of only 2.3% from 2006 - 2009 Even with share repurchases, Hercules' EPS growth rate would remain in the mid-single digits Against this backdrop, Hercules lacks actionable strategic alternatives to drive shareholder value Acquisition dilemma: no strategic alternatives available that would "move the needle" Health Midwest acquisition was a rare opportunity No clear value creation or arbitrage opportunity from pursuing further spin-offs Hospital valuations depressed, strategic issues related to non-hospital assets and overall dis-synergies from reducing the size of the company present challenges to this strategy At the same time, the market seems to be discounting Hercules' financial initiatives Market's receptivity to yet another Dutch Auction tender is unclear: November 2005 Dutch Auction had no lasting impact on the stock price Hercules has increased its dividend 17% in the last two years and is currently returning approximately $300 million per year to shareholders, placing it well ahead of its hospital peers Introduction

Comparison of Company Projections to Wall Street

11 Comparison of Company Projections to Wall Street Summary Observations A number of factors have caused Hercules' Q2-2006 performance to be materially worse than management expectations In addition, the quality of earnings in Q2-2006 is extremely low, as insurance gains and reserve reversals contribute more to reported EPS than ever before The trends which negatively impacted Q2-2006 performance will continue into the second half of the year, resulting in lower than expected Q3 and Q4-2006 earnings As a result, FY 2006 earnings will be meaningfully below current Wall Street estimates, and the shortfall in FY 2007 will be even greater Management now projects $2.99 for FY 2006 EPS vs $3.18 Wall Street consensus (6% lower) and $2.88 for FY 2007 EPS vs $3.52 Wall Street consensus (22% lower) To the extent management, after reporting Q2-2006, provided revised FY 2006 and initial FY 2007 guidance, Hercules' stock would likely come under significant pressure and trade in the high $30's range

12 Comparison of Company Projections to Wall Street Earnings History vs. Wall Street Actual vs. Consensus EPS ____________________ Note: EPS figures in bold on top of the bars represent Wall Street consensus EPS estimates for the respective quarters. Excludes all "one-time" non-recurring charges except insurance gains and reserve reversals. Stock price reaction net of S&P return during period. Based on pre-announcement date when applicable. Hercules has missed Wall Street consensus operating EPS in 9 of the last 13 quarters, with increasing reported EPS contribution from insurance gains and reserve reversals Meaningful contributions from gains/ reversals

13 Historical Quality of Earnings Insurance gains and reserve reversals have been consistently increasing as a percentage of overall EPS The analyst community has begun to focus more on the magnitude of insurance gains, particularly following Q1-2006 Since the first large gain was reported in Q1-2004, Hercules management has attempted to educate analysts on the "ongoing" nature of the gains and included the gains as part of its "ongoing" guidance to Wall Street Reserve reversals, however, have been generally treated as "one-time" non-recurring gains and excluded from "ongoing" EPS Since 2003, there have been three quarters in which Hercules has announced a reserve reversal and in each instance it has been treated as a "one-time" item by the analyst community Since 2003, there has been only three quarters in which the contribution of gains and reserve reversals exceeded 10% of EPS Management is projecting Q2-2006E EPS contribution from gains and reversals of approximately 24% ____________________ Note: Dollars in millions, except per share data. Contribution to EPS based on tax rate and shares outstanding during respective period. All time high EPS contribution from gains and reversals about to be announced Comparison of Company Projections to Wall Street

14 Quality of Earnings: Implications for Q2 and FY 2006 The analyst community now expects some ongoing insurance gains ($0.02 to $0.03), but no analyst includes reserve reversals in EPS estimates To the extent management provided it, revised FY 2006 guidance would be materially lower Wall Street will be disappointed with the $0.18-$0.20 operating miss in Q2-2006 and its impact on FY 2006 Comparison of Company Projections to Wall Street ____________________ (1) Insurance gains of $0.17 based on $0.11 actual in Q1 and $0.02 projected in each of Q2-Q4 as recurring. Management has not publicly provided guidance regarding insurance gains. (2) Reserve reversals of $0.11 based on $0.04 projected in each of Q2-Q4 as recurring. Management has not publicly provided guidance regarding reserve reversals. (3) Based on recent practice and lack of public guidance, assumes First Call consensus does not include any reserve reversals. (1) (1) (2) (3)

15 Comparison of Company Projections to Wall Street 2006 and 2007 EPS Observations Hercules management's latest FY 2006 EPS estimate of $2.99 includes significant insurance gains and reserve reversals which partially offset the Q2-2006 and expected Q3 and Q4-2006 operating misses Insurance gains and reserve reversals are expected to contribute $0.41, or approximately 14%, to FY 2006 EPS By contrast, management's latest FY 2007 EPS estimate of $2.88 reflects the continued challenging operating environment without the benefit of significant insurance gains or reserve reversals On a reported basis, FY 2007 EPS will represent a 4% decline from FY 2006 Insurance gains will contribute only $0.07, or approximately 2%, to FY 2007 EPS As a result, there is meaningful divergence between current Wall Street consensus estimates and Hercules management projections for FY 2007 Hercules' 2006 expected earnings fall short of Wall Street expectations, but the disconnect between Hercules' and Wall Street estimates will be even more pronounced in 2007

16 Comparison of Company Projections to Wall Street Wall Street Analyst Estimates 2007E EPS 2006E EPS First Call: $3.18 Mgmt.: $2.99 First Call: $3.52 Mgmt.: $2.88 Wall Street analysts are overestimating Hercules' 2006 and 2007 performance by 6% and 22%, respectively ____________________ Note: Yellow bars denote prominent analysts. % variance represents difference from Hercules management estimates.

17 Historical PEG Ratio Analysis ____________________ Source: FactSet Research. (1) Hospital composite includes: CYH, LPNT, HMA, TRI and UHS. Hercules 1.194x Hospital(1) 1.109x Over the last decade, Hercules has traded at a 1.2x PEG ratio on average Comparison of Company Projections to Wall Street

18 Potential Stock Price Impact Based on 2006 Expected Earnings Stock Price Sensitivity to EPS and P/E Based on 2006E EPS Comparison of Company Projections to Wall Street Based on revised 2006 earnings estimates, Hercules' stock is likely to trade in the $38 to $40 range ____________________ (1) Reserve adjusted EPS calculated as reported EPS less $0.21 in reserve reversals. (2) Reported P/E based on current stock price and First Call consensus 2006 reported EPS of $3.18. Operating P/E based on First Call consensus 2006 operating EPS of $3.01. (3) Based on 2006-2009 EPS CAGR under Open Market Repurchase / Repeated Recapitalization scenario of 5.5%. Hercules' current 2006 P/E of 13.8x represents the high-end of attainable P/Es given the Company's projected growth rate and implied PEG ratios

19 Based on 2007E EPS Potential Stock Price Impact Based on 2007 Expected Earnings Comparison of Company Projections to Wall Street To the extent Wall Street focuses on 2007 estimates, Hercules' stock will arguably trade even lower, in the $35 to $38 range Stock Price Sensitivity to EPS and P/E ____________________ (1) Includes $0.02 per quarter in recurring insurance gains; exact per share amount dependent on shares outstanding. (2) Reported P/E based on current stock price and First Call consensus 2007 reported EPS of $3.52. Operating P/E based on First Call consensus 2007 operating EPS of $3.45. (3) Based on 2006-2009 EPS CAGR under Open Market Repurchase / Repeated Recapitalization scenario of 5.5%. Hercules' 2007 P/E of 12.5x will be challenging to maintain given its growth expectations

Comparison of Company Projections to Wall Street

Wall Street Analyst Price Targets

Application of existing analyst methodology to management estimates would result in an average target price of $44, ~$9 (or ~17%) lower than the current average target price

Date	Firm / Analyst	Target Price	Adjusted Target Price [1]	Variance ($) / (%)	Valuation Methodology
6/29/2006	Deutsche Bank / Lehrich	$46.00	$39.86	($6.14) / (13.3%)	13.5x 2007 EPS estimate
6/9/2006	Credit Suisse / Santangelo	$54.00	$44.29	($9.71) / (18.0%)	15.0x 2007 EPS estimate
5/31/2006	Lehman Brothers / Feinstein	$56.00	$46.95	($9.05) / (16.2%)	15.9x 2007 EPS estimate
5/30/2006	Wachovia / Borello	$53.50	$42.82	($10.68) / (20.0%)	Based on 14.0x-15.0x 2007 EPS estimate [2]
5/11/2006	Banc of America / Taylor	$45.00	$38.39	($6.61) / (14.7%)	13.0x pre-FAS 123 2007 EPS estimate
4/26/2006	Merrill Lynch / Rice	$63.00	$50.20	($12.80) / (20.3%)	17.0x 2007 EPS estimate
4/22/2006	Jefferies / Morgan	$53.00	$45.94	($7.06) / (13.3%)	7.2x 2006 EBITDA estimate
4/26/2006	UBS / Weakley	$50.00	$40.45	($9.55) / (19.1%)	13.7x 2007 EPS estimate
4/26/2006	Oppenheimer / Gandhi	$51.00	$43.90	($7.10) / (13.9%)	2007E EV/EBITDA multiple of 7.0x
4/26/2006	Buckingham / Hoffman	$56.00	$44.29	($11.71) / (20.9%)	15.0x 2007 EPS estimate
4/25/2006	CIBC / Lynch	$50.00	$41.34 [3]	($8.66) / (17.3%)	7.0x 2007 EBITDA and 14.0x 2007 EPS estimate
4/25/2006	Citigroup / Butler	$53.00	$42.82 [3]	($10.18) / (19.2%)	7.0x 2007 EBITDA and 14.5x 2007 EPS estimate
4/25/2006	Bear Stearns / Giorda	$58.00	$47.84	($10.16) / (17.5%)	16.2x 2007 EPS estimate
	Average	**$52.96**	**$43.78**	**($9.19) / (17.2%)**	

Source: Wall Street Research.

(1) Adjusted Target Price represents application of analyst methodology to management projections assuming Open Market Repurchase / Repeated Recapitalization scenario. Assumes 2007 EPS of $2.95, 2006 EBITDA of $4,327mm and 2007 EBITDA of $4,330mm.

(2) 14.5x P/E used in analysis.

(3) Analyst P/E methodology used to determine target price.

BainCapital KKR Merrill Lynch Global Private Equity 20

Future Stock Price Analysis

21 Future Stock Price Analysis Summary Projections (Dollars in Millions, Except per Share Data) ____________________ Source: Status Quo case based on Hercules management projections; One-Time Recapitalization and Repeated Recapitalization cases adjusted to reflect impact of recapitalization. Note: Dollars in millions, except per share data. EBITDA and EPS are shown burdened with FAS123R expense.

22 Future Stock Price Analysis Projected Future Stock Price: Status Quo Based on Current 1-Year Forward P/E ____________________ Note: Current 1 Year Forward P/E multiple based on Next Twelve Months First Call Consensus EPS as of July 7, 2006. (1) Future stock prices discounted to June 30, 2006 at 10% cost of equity. Status quo projections from Hercules management EPS grows from $2.99 in 2006 to $3.21 in 2009, or 2.3% CAGR 2.6x Debt/EBITDA at end of 2006, decreasing to 1.8x by end of 2009 Current 1-year forward P/E multiple of 13.4x (potentially aggressive due to implied PEG ratios) based on current stock price and Next Twelve Months First Call Consensus EPS of $3.29

23 Future Stock Price Analysis Case Study: Hercules Tender Offers 2005 Tender Offer 2004 Tender Offer On October 13, 2005, in conjunction with pre-release of Q3 earnings, Hercules announced the initiation of a Dutch Auction Self Tender Price range of $43.00 to $50.00, representing a (discount) / premium range of (7.9%) to 7.1% (2) Represents approximately 12% of Hercules' outstanding common stock Tender expired on November 14, 2005 ____________________ (1) Based on an October 12, 2004 closing price of $37.37 per share. (2) Based on an October 12, 2005 closing price of $46.69 per share. 10/13/05: Announced initiation of share repurchase 11/14/05: Expiration of Tender On October 13, 2004, Hercules announced the initiation of a Dutch Auction Self Tender Price range of $35.00 to $41.00, representing a (discount) / premium range of (6.3%) to 9.7% (1) Represents approximately 13% of Hercules' outstanding common stock Tender expired on November 10, 2004 10/13/04: Announced initiation of share repurchase 11/10/04: Expiration of Tender Stock Price Performance

24 Future Stock Price Analysis Projected Future Stock Price: One-Time Recapitalization Based on Current 1-Year Forward P/E Leveraged Recapitalization at end of 2006 with proceeds used for share repurchase 3.0x Debt/EBITDA: 43mm shares repurchased at assumed $42.00 purchase price ($1.8bn) 11% of shares outstanding Debt/EBITDA declines from 3.0x in 2006 to 2.2x by 2009 New debt comprised of term loan at L+125 and sub notes at 8.25% 3.5x Debt/EBITDA: 90mm shares repurchased at assumed $44.00 purchase price ($4.0bn) 22% of shares outstanding Debt/EBITDA declines from 3.5x in 2006 to 2.7x by 2009 New debt comprised of term loan at L+175 and sub notes at 8.75% Current 1-year forward P/E multiple of 13.4x (potentially aggressive due to implied PEG ratios) based on current stock price and Next Twelve Months First Call Consensus EPS of $3.29 ____________________ (1) Discounted to June 30, 2006 at 10% cost of equity.

25 Future Stock Price Analysis Projected Future Stock Price: Open-Market Repurchase / Repeated Recap Based on Current 1-Year Forward P/E Open-Market Repurchase / Repeated Recapitalization at end of 2006 and each subsequent year, with leverage increased to and maintained at 2.75x Debt/EBITDA and proceeds used for annual share repurchase program 19mm shares repurchased at $39.50 ($733mm) at end of 2006 and 81mm shares repurchased at an average price of $46.41 ($3.7bn) in 2007 through 2009 Debt/Capitalization increases from 69% in 2006 to 72% by 2009 New debt raised at L+125 Current 1-year forward P/E multiple of 13.4x (potentially aggressive due to implied PEG ratios) based on current stock price and Next Twelve Months First Call Consensus EPS of $3.29 ____________________ (1) Discounted to June 30, 2006 at 10% cost of equity.

Summary Conclusions Given Hercules' expected financial results and growth prospects, its stock currently trades at a higher range than it would on a fundamental basis A material disconnect exists between Hercules' internal projections and Wall Street's expectations Capital markets do not have Hercules' internal projections and are not aware of near and intermediate term expected shortfalls relative to consensus estimates Wall Street does not fully appreciate the deceleration in the EPS growth rate (a deceleration that is validated by the analysis done by McKinsey) Based on the Hercules internal projections, our analysis would indicate that the appropriate current stock price would be in the high $30's Given the growth prospects in Hercules management's long term plan and McKinsey's analysis, Hercules is unlikely to see share price appreciation for an extended period of time Even assuming a perpetual recapitalization, Hercules stock would likely not trade back to its current level until well into 2008 Despite the challenges, Hercules remains an attractive company that lends itself to a going private transaction Stable cash flow generation / strong assets in attractive markets A private equity buyer is uniquely positioned to deliver a premium to shareholders that would be attractive relative to Hercules' status quo options Private equity tolerance for leverage well above that of public investors Ability to take a longer-term view of the Company's prospects Current attractive financing markets with accommodating views on leverage Future Stock Price Analysis 26

Appendix

Quality of Earnings

27 Quality of Earnings: Q2 2005 and Q1 2006 Benchmarks A key difference in the markets reception between the two periods was the degree to which analysts expected these contributions or factored them into the EPS forecast In Q1-2006, analysts expected some contribution from insurance gains ($0.02 to $0.03), though not to the extent that was actually reported ($0.11) In addition, the market reaction appears to have been more focused on higher reserve reversals vs. insurance gains ____________________ (1) Stock price reaction adjusted for S&P return during period. Q2-2005 and Q1-2006 provide recent benchmarks for how the analyst community reacts to EPS contributions from gains and reversals Quality of Earnings

Public Comparables Analysis

28 Public Comparables Analysis Public Comparables Analysis ____________________ Source: Factset, company filings and Wall Street research. Hercules (Management) EBITDA and EPS estimates based on management projections. (1) Hercules (Research) EBITDA estimates from Wall Street Research dated May 22, 2006, EPS estimates from First Call estimates dated July 7, 2006.